EXHIBIT 99.3

RADVISION Receives 2010 Communications Solutions Product of the Year Award

RADVISION SCOPIA Video Gateway for Microsoft Lync 2010 Recognized for Outstanding Innovation

Press Release
Source: RADVISION
On Wednesday July 27, 2011, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News) announced today that TMC, a global, integrated media company, has named the RADVISION® SCOPIA® Video Gateway for Microsoft Lync 2010 as a recipient of a 2010 Communications Solutions Product of the Year Award. The SCOPIA Video Gateway for Microsoft Lync allows people to use standards-based video and telepresence systems, such as those from Cisco/Tandberg, Logitech/LifeSize and Polycom, within a Lync unified communications (UC) environment. This approach helps provide users with flexibility and choice of which visual communications systems they use and does not compromise the Lync desktop user experience.

The SCOPIA Video Gateway for Microsoft Lync helps provide a cost-effective and easily deployable solution as it does not require large-scale software or firmware upgrades on currently deployed video conferencing systems when used with Microsoft Lync. This gateway technique provides connectivity between the two environments and allows any H.323 video conferencing system to register to the Microsoft Lync Server 2010 and act like a native Lync client. Its presence will display in the Lync contact list including offline, available or in a call, and calls can be made to the video system in HD quality using the familiar click-to-call Lync user interface.

“We’re delighted to receive this award from the team at TMC,” said Teddy Flatau, Vice President of Products for RADVISION. “RADVISION developed the SCOPIA Video Gateway for Microsoft Lync as a way to help customers with existing video deployments maximize the return on their existing investments. The gateway solution that we offer helps enable them to do this, whereas a native video solution doesn’t provide interoperability to the vast majority of the estimated two million video conferencing systems deployed and in use today. Our gateway bridges the worlds of traditional video and emerging unified communications, and we’ll continue delivering innovative solutions for our customers investing in UC.”

“RADVISION was chosen to receive a 2010 Product of the Year Award for creating exceptional advancements in unified video communications,” said Rich Tehrani, CEO, TMC. “The SCOPIA Video Gateway for Microsoft Lync has shown benefits for its customers and provides ROI for the companies that use it. Congratulations to the entire team at RADVISION. I look forward to more innovative solutions from them in the coming year.”

The Communications Solutions Product of the Year Award recognizes the vision, leadership, and thoroughness that are characteristics of the prestigious award. The most innovative products and services brought to the market from March 2010 through March 2011 were chosen as winners of the Communications Solutions Product of the Year Award.

The 2010 Communications Solutions Product of the Year Award winners are published on the INTERNET TELEPHONY and Customer Interaction Solutions Web sites.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About TMC

Technology Marketing Corporation (TMC) is a global, integrated media company helping clients build communities in print, in person, and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, NGN and InfoTECH Spotlight magazines. TMCnet.com, which is read by two million unique visitors each month, is the leading source of news and articles for the communications and technology industries. TMC is the producer of ITEXPO, the world’s largest and best-attended IP Communications event. ITEXPO West 2010 was ranked #3 on Trade Show Executive’s Fastest 50 Award List. For more information about TMC, visit www.tmcnet.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net